Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GDS Holdings Limited** (the “Company”) is controlled through weighted voting rights. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting right, or WVR, structure. Particularly, the WVR beneficiary, whose interests may not necessarily be aligned with those of our shareholders as a whole, will be in a position to exert significant influence over the outcome of shareholders’ resolutions, irrespective of how other shareholders vote. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on the Nasdaq Global Market in the United States under the symbol GDS.

GDS Holdings Limited

萬 國 數 據 控 股 有 限 公 司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability under the name GDS Holdings Limited and carrying on business in Hong Kong as GDS WanGuo Holdings Limited)

(Stock Code: 9698)

ANNOUNCEMENT OF THE FIRST QUARTER 2024 RESULTS

We hereby announce our unaudited financial results for the first quarter ended March 31, 2024 (“Results Announcement”). The Results Announcement is available for viewing on the website of the Hong Kong Stock Exchange at www.hkexnews.hk and our website at www.gds-services.com.

By order of the Board
GDS Holdings Limited **
Mr. William Wei Huang
Chairman and Chief Executive Officer

Hong Kong, May 22, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. William Wei Huang as the chairman, Mr. Sio Tat Hiang as the vice-chairman, Mr. Satoshi Okada, Mr. Bruno Lopez, Mr. Gary J. Wojtaszek and Mr. Liu Chee Ming as directors, and Mr. Lim Ah Doo, Ms. Bin Yu, Mr. Zulkifli Baharudin, Mr. Chang Sun and Ms. Judy Qing Ye as independent directors.

*	For identification purposes only

**	Incorporated in the Cayman Islands with limited liability under the name GDS Holdings Limited and carrying on business in Hong Kong as GDS WanGuo Holdings Limited

GDS Reports

First Quarter 2024 Results

GDS Holdings Limited Reports First Quarter 2024 Results

Shanghai, China, May 22, 2024 – GDS Holdings Limited (“GDS Holdings”, “GDS”, “GDSH” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high- performance data centers in China and South East Asia, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Financial Highlights

•	Net revenue increased by 9.1% year-over-year (“Y-o-Y”) to RMB2,627.4 million (US$363.9 million) in the first quarter of 2024 (1Q2023: RMB2,409.0 million).

•	Net loss was RMB344.9 million (US$47.8 million) in the first quarter of 2024 (1Q2023: net loss of RMB474.6 million).

•	Adjusted EBITDA (non-GAAP) increased by 4.7% Y-o-Y to RMB1,183.4 million (US$163.9 million) in the first quarter of 2024 (1Q2023: RMB1,130.0 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) was 45.0% in the first quarter of 2024 (1Q2023: 46.9%).

First Quarter 2024 Operating Highlights

•	Total area committed and pre-committed increased by 5.4% Y-o-Y to 668,012 sqm as of March 31, 2024 (March 31, 2023: 633,611 sqm).

•	Area in service increased by 12.5% Y-o-Y to 583,229 sqm as of March 31, 2024 (March 31, 2023: 518,517 sqm).

•	Commitment rate for area in service was 92.5% as of March 31, 2024 (March 31, 2023: 93.9%).

•	Area under construction was 172,537 sqm as of March 31, 2024 (March 31, 2023: 196,858 sqm).

•	Pre-commitment rate for area under construction was 74.4% as of March 31, 2024 (March 31, 2023: 74.4%).

•	Area utilized increased by 16.0% Y-o-Y to 436,875 sqm as of March 31, 2024 (March 31, 2023: 376,632 sqm).

•	Utilization rate for area in service was 74.9% as of March 31, 2024 (March 31, 2023: 72.6%).

“We continued to execute our business strategies in the first quarter,” said Mr. William Huang, Chairman and CEO of GDS. “In China, we delivered the backlog and selectively obtained new bookings with faster move-in rates. On the international front, we won strategic new orders and further strengthened our development pipeline.”

“In the first quarter, our revenue grew by 9.1% and Adjusted EBITDA by 4.7% year-over-year,” said Mr. Dan Newman, Chief Financial Officer. “We upsized the private equity raise for GDSI from US$587 million, as previously announced, to US$672 million, to accommodate acceleration of customer requirements, which further demonstrates our ability to fund International expansion on a standalone basis.

First Quarter 2024 Financial Results

Net revenue in the first quarter of 2024 was RMB2,627.4 million (US$363.9 million), a 9.1% increase over the first quarter of 2023 of RMB2,409.0 million, and a 2.8% increase over the fourth quarter of 2023 of RMB2,556.5 million. Service revenue in the first quarter of 2024 was RMB2,627.4 million (US$363.9 million), a 9.1% increase over the first quarter of 2023 of RMB2,408.4 million, and a 2.8% increase over the fourth quarter of 2023 of RMB2,556.5 million. The increase was mainly due to full quarter revenue contribution from additional area utilized in the fourth quarter of 2023, and the contribution from 18,127 sqm of net additional area utilized in the first quarter of 2024, comprising 36,891 sqm of gross additional area utilized mainly related to data centers in Langfang for China1 and Johor for International2, less 12,550 sqm of area utilized in three Build-Operate-Transfer (“B-O-T”) data centers which the Company plans to transfer to the customer on an accelerated basis, and 6,214 sqm of churn.

1 Refers to GDSH’s assets and operations in Mainland China, including third party data centers in Hong Kong and Macau.

2 Refers to GDSH’s assets and operations outside Mainland China, excluding third party data centers in Hong Kong and Macau.

Cost of revenue in the first quarter of 2024 was RMB2,053.7 million (US$284.4 million), a 7.1% increase over the first quarter of 2023 of RMB1,917.3 million, and a 3.3% decrease over the fourth quarter of 2023 of RMB2,124.2 million. The decrease over the fourth quarter of 2023 was mainly due to a decrease in depreciation and amortization costs resulting from impaired long-lived assets in the fourth quarter of 2023, and a decrease in maintenance and other operating costs in cost of revenue.

Gross profit was RMB573.7 million (US$79.5 million) in the first quarter of 2024, a 16.7% increase over the first quarter of 2023 of RMB491.7 million, and a 32.7% increase over the fourth quarter of 2023 of RMB432.3 million.

Gross profit margin was 21.8% in the first quarter of 2024, compared with 20.4% in the first quarter of 2023, and 16.9% in the fourth quarter of 2023. The increase over the fourth quarter of 2023 was mainly due to a decrease in depreciation and amortization, maintenance and other operating costs in cost of revenue.

Adjusted Gross Profit (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,368.1 million (US$189.5 million) in the first quarter of 2024, an 8.6% increase over the first quarter of 2023 of RMB1,259.4 million, and a 7.6% increase over the fourth quarter of 2023 of RMB1,270.9 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin (non-GAAP) was 52.1% in the first quarter of 2024, compared with 52.3% in the first quarter of 2023, and 49.7% in the fourth quarter of 2023. The increase over the fourth quarter of 2023 was mainly due to a decrease in maintenance and other operating costs in cost of revenue.

Selling and marketing expenses, excluding share-based compensation expenses of RMB7.0 million (US$1.0 million), were RMB26.7 million (US$3.7 million) in the first quarter of 2024, a 5.3% increase over the first quarter of 2023 of RMB25.3 million (excluding share-based compensation of RMB12.5 million), and a 2.9% increase over the fourth quarter of 2023 of RMB25.9 million (excluding share-based compensation of RMB9.3 million). The increase over the fourth quarter of 2023 was mainly due to more marketing activities during the quarter.

General and administrative expenses, excluding share-based compensation expenses of RMB41.0 million (US$5.7 million), depreciation and amortization expenses of RMB99.5 million (US$13.8 million) and operating lease cost relating to prepaid land use rights of RMB17.0 million (US$2.4 million), were RMB153.4 million (US$21.2 million) in the first quarter of 2024, a 30.6% increase over the first quarter of 2023 of RMB117.4 million (excluding share-based compensation expenses of RMB43.1 million, depreciation and amortization expenses of RMB110.7 million and operating lease cost relating to prepaid land use rights of RMB18.3 million), and a 13.5% increase over the fourth quarter of 2023 of RMB135.1 million (excluding share-based compensation of RMB39.7 million, depreciation and amortization expenses of RMB117.3 million, and operating lease cost relating to prepaid land use rights of RMB16.9 million). The increase over the fourth quarter of 2023 was mainly due to an increase in corporate expenses as the international business expands.

Research and development costs were RMB10.0 million (US$1.4 million) in the first quarter of 2024, compared with RMB9.8 million in the first quarter 2023 and RMB12.8 million in the fourth quarter of 2023.

Net interest expenses for the first quarter of 2024 were RMB503.5 million (US$69.7 million), a 3.9% increase over the first quarter of 2023 of RMB484.4 million, and a 4.4% increase over the fourth quarter of 2023 of RMB482.4 million. The increase over the fourth quarter of 2023 was mainly due to a higher level of total borrowings.

Foreign currency exchange loss for the first quarter of 2024 was RMB4.5 million (US$0.6 million), compared with a loss of RMB7.0 million in the first quarter of 2023 and a gain of RMB0.8 million in the fourth quarter of 2023.

Others, net for the first quarter of 2024 was RMB6.2 million (US$0.9 million), compared with RMB25.8 million in the first quarter of 2023 and RMB30.5 million in the fourth quarter of 2023.

Income tax expenses for the first quarter of 2024 were RMB62.4 million (US$8.6 million), compared with income tax expenses of RMB163.6 million in the first quarter of 2023 and income tax benefits of RMB224.6 million in the fourth quarter of 2023.

Net loss in the first quarter of 2024 was RMB344.9 million (US$47.8 million), compared with a net loss of RMB474.6 million in the first quarter of 2023 and a net loss of RMB3,164.6 million in the fourth quarter of 2023 mainly arising from impairment loss.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment losses of long-lived assets. Adjusted EBITDA was RMB1,183.4 million (US$163.9 million) in the first quarter of 2024, a 4.7% increase over the first quarter of 2023 of RMB1,130.0 million, and a 4.5% increase over the fourth quarter of 2023 of RMB1,132.6 million.

Adjusted EBITDA margin (non-GAAP) was 45.0% in the first quarter of 2024, compared with 46.9% in the first quarter of 2023, and 44.3% in the fourth quarter of 2023. The increase over the fourth quarter of 2023 was mainly due to a decrease in maintenance and other operating costs in cost of revenue, partially offset by an increase in corporate expenses.

Basic and diluted loss per ordinary share in the first quarter of 2024 was RMB0.24 (US$0.03), compared with RMB0.33 in the first quarter of 2023, and RMB2.16 in the fourth quarter of 2023.

Basic and diluted loss per American Depositary Share (“ADS”) in the first quarter of 2024 was RMB1.96 (US$0.27), compared with RMB2.67 in the first quarter of 2023, and RMB17.30 in the fourth quarter of 2023. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed and pre-committed at the end of the first quarter of 2024 was 668,012 sqm, compared with 633,611 sqm at the end of the first quarter of 2023 and 670,975 sqm at the end of the fourth quarter of 2023, an increase of 5.4% Y-o-Y and a decrease of 0.4% quarter- over-quarter (“Q-o-Q”), respectively. In the first quarter of 2024, gross additional total area committed was 16,808 sqm, with 9,474 sqm for China mainly related to data centers in Shanghai, Langfang and Guangzhou, and 7,334 sqm for International related to NTP5 data center in Johor. The net additional total area committed was negative 2,962 sqm. The difference between gross and net addition of 19,770 sqm was due to a decrease of 13,188 sqm of area committed related to three B-O-T data centers which the Company plans to transfer to the customer on an accelerated basis in order to enhance operating efficiency, and 6,582 sqm of contract terminations.

Data Center Resources

Area in service at the end of the first quarter of 2024 was 583,229 sqm, compared with 518,517 sqm at the end of the first quarter of 2023 and 572,555 sqm at the end of the fourth quarter of 2023, an increase of 12.5% Y-o-Y and 1.9% Q-o-Q. In the first quarter of 2024, net additional area in service for China was 1,001 sqm, comprising 14,189 sqm of new area in service mainly related to data centers in Shanghai and Changshu, partially offset by the planned transfer of 13,188 sqm of existing area in service at three B-O-T data centers which the Company plans to transfer to the customer on an accelerated basis. In the first quarter of 2024, net additional area in service for International was 9,674 sqm, contributed by NTP3 data center in Johor.

Area under construction at the end of the first quarter of 2024 was 172,537 sqm, compared with 196,858 sqm at the end of the first quarter of 2023 and 182,746 sqm at the end of the fourth quarter of 2023, a decrease of 12.4% Y-o-Y and 5.6% Q-o-Q, respectively. During the first quarter of 2024, construction commenced on NTP5 data center in the Nusajaya Tech Park in Johor, with a net floor area of 9,491 sqm and 77.3% commitment.

Commitment rate for area in service was 92.5% at the end of the first quarter of 2024, compared with 93.9% at the end of the first quarter of 2023 and 92.8% at the end of the fourth quarter of 2023. Pre-commitment rate for area under construction was 74.4% at the end of the first quarter of 2024, compared with 74.4% at the end of the first quarter of 2023 and 76.4% at the end of the fourth quarter of 2023.

Move-In

Area utilized at the end of the first quarter of 2024 was 436,875 sqm, compared with 376,632 sqm at the end of the first quarter of 2023 and 418,748 sqm at the end of the fourth quarter of 2023, an increase of 16.0% Y-o-Y and 4.3% Q-o-Q. In the first quarter of 2024, gross additional area utilized was 36,891 sqm, with 17,072 sqm for China mainly related to data centers in Langfang and 19,819 sqm for International related to NTP2 and NTP3 data centers in Johor. The net additional area utilized was 18,127 sqm. The difference between gross and net addition of 18,764 sqm was mainly due to 12,550 sqm of area utilized in three B-O-T data centers which the Company plans to transfer to the customer on an accelerated basis, and 6,214 sqm of churn.

Utilization rate for area in service was 74.9% at the end of the first quarter of 2024, compared with 72.6% at the end of the first quarter of 2023 and 73.1% at the end of the fourth quarter of 2023.

Liquidity

As of March 31, 2024, cash was RMB7,641.4 million (US$1,058.3 million). Total short-term debt was RMB5,893.5 million (US$816.2 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB4,304.3 million (US$596.1 million) and the current portion of finance lease and other financing obligations of RMB1,589.2 million (US$220.1 million). Total long-term debt was RMB42,207.0 million (US$5,845.6 million), comprised of long-term borrowings (excluding current portion) of RMB26,806.8 million (US$3,712.7 million), convertible bonds payable of RMB8,453.4 million (US$1,170.8 million) and the non-current portion of finance lease and other financing obligations of RMB6,946.9 million (US$962.1 million). During the first quarter of 2024, the Company obtained new debt financing and refinancing facilities of RMB4,294.0 million (US$594.7 million).

Recent Development

Upsize of Private Equity Capital Raise For GDS International

On March 26, 2024, the Company announced that its wholly-owned subsidiary, DigitalLand Holdings Limited (“GDS International” or “GDSI”), the holding company for GDSH’s international data center assets and operations, had entered into definitive agreements for certain private equity investors to subscribe for US$587 million of Series A convertible preferred shares newly issued by GDSI. On May 13, 2024, the Company entered into amendments to the definitive agreements for the Series A new issue, including increasing the size of the new issue to US$672 million at the same pre-money equity valuation of US$750 million. The Series A new issue will close on or around June 4, 2024, subject to certain conditions. Post closing and on an as-converted basis, GDSH will own approximately 52.7% of the equity interest of GDSI in the form of ordinary shares. The remaining 47.3% equity interest will be held in the form of Series A shares by the private equity investors.

Business Outlook

The Company confirms that the previously provided guidance of total revenues for the year of 2024 of RMB11,340 – RMB11,760 million, Adjusted EBITDA of RMB4,950 – RMB5,150 million and capex of around RMB6,500 million remain unchanged.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on May 22, 2024 (8:00 p.m. Beijing Time on May 22, 2024) to discuss financial results and answer questions from investors and analysts.

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BIc30621840efa480d81070e63577e9105

A live and archived webcast of the conference call will be available on the Company's investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment losses of long-lived assets), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share- based compensation expenses) included in cost of revenue.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment losses of long-lived assets, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We do not provide forward-looking guidance for certain financial data, such as depreciation, amortization, accretion, share-based compensation and net income (loss); the impact of such data and related adjustments can be significant. As a result, we are not able to provide a reconciliation of forward-looking U.S. GAAP to forward-looking non-GAAP financial measures without unreasonable effort. Such forward-looking non-GAAP financial measures include the forecast for Adjusted EBITDA in the section captioned “Business Outlook” set forth in this press release.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high- performance data centers in China and South East Asia. The Company’s facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co- location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 23-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and South East Asia; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China and South East Asia; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China and South East Asia; security breaches; power outages; and fluctuations in general economic and business conditions in China, South East Asia and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2023	As of March 31, 2024
	RMB	RMB	US$
Assets
Current assets
Cash	7,710,711	7,641,439	1,058,327
Accounts receivable, net of allowance for credit losses	2,545,913	3,215,183	445,298
Value-added-tax (“VAT”) recoverable	214,385	261,508	36,218
Prepaid expenses and other current assets	512,644	984,569	136,361
Total current assets	10,983,653	12,102,699	1,676,204

Non-current assets
Property and equipment, net	47,499,494	47,769,269	6,615,967
Prepaid land use rights, net	22,388	22,234	3,079
Operating lease right-of-use assets	5,436,288	5,454,977	755,506
Goodwill and intangible assets, net	7,765,055	7,713,120	1,068,255
Other non-current assets	2,739,812	2,651,738	367,261
Total non-current assets	63,463,037	63,611,338	8,810,068
Total assets	74,446,690	75,714,037	10,486,272

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	2,833,953	4,304,289	596,137
Accounts payable	3,424,937	3,363,353	465,819
Accrued expenses and other payables	1,318,336	1,297,951	179,764
Operating lease liabilities, current	180,403	188,624	26,124
Finance lease and other financing obligations, current	547,847	1,589,172	220,098
Total current liabilities	8,305,476	10,743,389	1,487,942

Non-current liabilities
Long-term borrowings, excluding current portion	26,706,256	26,806,770	3,712,695
Convertible bonds payable	8,434,766	8,453,350	1,170,775
Operating lease liabilities, non-current	1,395,981	1,372,415	190,077
Finance lease and other financing obligations, non-current	7,894,185	6,946,898	962,134
Other long-term liabilities	1,586,223	1,600,155	221,619
Total non-current liabilities	46,017,411	45,179,588	6,257,300
Total liabilities	54,322,887	55,922,977	7,745,242

Mezzanine equity
Redeemable preferred shares	1,064,766	1,066,615	147,724
Total mezzanine equity	1,064,766	1,066,615	147,724

GDS Holdings Limited shareholders' equity
Ordinary shares	516	527	73
Additional paid-in capital	29,337,095	29,403,448	4,072,331
Accumulated other comprehensive loss	(974,393)	(1,029,619)	(142,601)
Accumulated deficit	(9,469,758)	(9,815,585)	(1,359,443)
Total GDS Holdings Limited shareholders' equity	18,893,460	18,558,771	2,570,360
Non-controlling interests	165,577	165,674	22,946
Total equity	19,059,037	18,724,445	2,593,306

Total liabilities, mezzanine equity and equity	74,446,690	75,714,037	10,486,272

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")
except for number of shares and per share data)

	Three months ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
Net revenue
Service revenue	2,408,449	2,556,490	2,627,367	363,886
Equipment sales	509	0	0	0
Total net revenue	2,408,958	2,556,490	2,627,367	363,886
Cost of revenue	(1,917,271)	(2,124,173)	(2,053,693)	(284,433)
Gross profit	491,687	432,317	573,674	79,453

Operating expenses
Selling and marketing expenses	(37,841)	(35,208)	(33,628)	(4,657)
General and administrative expenses	(289,496)	(309,077)	(310,835)	(43,050)
Research and development expenses	(9,785)	(12,800)	(9,980)	(1,382)
Impairment losses of long-lived assets	0	(3,013,416)	0	0
Income (loss) from operations	154,565	(2,938,184)	219,231	30,364
Other income (expenses):
Net interest expenses	(484,427)	(482,378)	(503,476)	(69,731)
Foreign currency exchange (loss) gain, net	(6,975)	847	(4,527)	(627)
Others, net	25,793	30,519	6,234	863
Loss before income taxes	(311,044)	(3,389,196)	(282,538)	(39,131)
Income tax (expenses) benefits	(163,568)	224,552	(62,393)	(8,641)
Net loss	(474,612)	(3,164,644)	(344,931)	(47,772)
Net income attributable to non-controlling interests	(1,730)	(1,310)	(896)	(124)
Net loss attributable to GDS Holdings Limited shareholders	(476,342)	(3,165,954)	(345,827)	(47,896)

Cumulative dividend on redeemable preferred shares	(12,895)	(13,679)	(13,458)	(1,864)
Net loss available to GDS Holdings Limited ordinary shareholders	(489,237)	(3,179,633)	(359,285)	(49,760)

Loss per ordinary share
Basic and diluted	(0.33)	(2.16)	(0.24)	(0.03)

Weighted average number of ordinary share outstanding
Basic and diluted	1,467,200,367	1,469,982,015	1,469,982,015	1,469,982,015

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
Net loss	(474,612)	(3,164,644)	(344,931)	(47,772)
Foreign currency translation adjustments, net of nil tax	47,939	117,674	(56,025)	(7,759)
Comprehensive loss	(426,673)	(3,046,970)	(400,956)	(55,531)
Comprehensive income attributable to non-controlling interests	(1,495)	(1,678)	(97)	(13)
Comprehensive loss attributable to GDS Holdings Limited shareholders	(428,168)	(3,048,648)	(401,053)	(55,544)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
Net loss	(474,612)	(3,164,644)	(344,931)	(47,772)
Depreciation and amortization	843,359	916,135	856,739	118,657
Amortization of debt issuance cost and debt discount	44,692	20,310	38,562	5,341
Share-based compensation expense	84,865	80,765	76,646	10,615
Impairment losses of long-lived assets	0	3,013,416	0	0
Others	(641)	(202,342)	12,227	1,693
Changes in operating assets and liabilities	(626,843)	285,750	(764,215)	(105,842)
Net cash (used in) provided by operating activities	(129,180)	949,390	(124,972)	(17,308)

Purchase of property and equipment and land use rights	(2,042,103)	(1,067,581)	(1,595,107)	(220,921)
Payments related to acquisitions and investments	(151,255)	(85,925)	0	0
Net cash used in investing activities	(2,193,358)	(1,153,506)	(1,595,107)	(220,921)

Net proceeds from financing activities	3,874,415	376,895	1,621,969	224,640
Net cash provided by financing activities	3,874,415	376,895	1,621,969	224,640
Effect of exchange rate changes on cash and restricted cash	24,942	4,705	(9,909)	(1,372)

Net increase (decrease) of cash and restricted cash	1,576,819	177,484	(108,019)	(14,961)
Cash and restricted cash at beginning of period	8,882,066	7,740,395	7,917,932	1,096,621
Reclassification as assets of disposal group classified as held for sale	(2,240)	53	0	0
Cash and restricted cash at end of period	10,456,645	7,917,932	7,809,913	1,081,660

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
Gross profit	491,687	432,317	573,674	79,453
Depreciation and amortization	730,908	797,284	755,960	104,699
Operating lease cost relating to prepaid land use rights	8,356	10,615	10,634	1,473
Accretion expenses for asset retirement costs	1,726	1,640	1,488	206
Share-based compensation expenses	26,699	29,066	26,324	3,645
Adjusted GP	1,259,376	1,270,922	1,368,080	189,476
Adjusted GP margin	52.3%	49.7%	52.1%	52.1%

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
Net loss	(474,612)	(3,164,644)	(344,931)	(47,772)
Net interest expenses	484,427	482,378	503,476	69,731
Income tax expenses (benefits)	163,568	(224,552)	62,393	8,641
Depreciation and amortization	843,359	916,135	856,739	118,657
Operating lease cost relating to prepaid land use rights	26,704	27,494	27,603	3,823
Accretion expenses for asset retirement costs	1,726	1,640	1,488	206
Share-based compensation expenses	84,865	80,765	76,646	10,615
Impairment losses of long-lived assets	0	3,013,416	0	0
Adjusted EBITDA	1,130,037	1,132,632	1,183,414	163,901
Adjusted EBITDA margin	46.9%	44.3%	45.0%	45.0%